Exhibit 3.1
AMENDMENT TO BYLAWS
OF
SULPHCO, INC.
a Nevada Corporation

Pursuant to the approval of the Board of Directors of SulphCo, Inc. (the “Company”) in accordance with the authority provided to the Board of Directors pursuant to Article Nine of the Company’s Amended and Restated Articles of Incorporation and Section 8.1 of the Company’s Amended and Restated Bylaws (the “Bylaws”), effective March 27, 2009 the Bylaws are amended as follows:

Section 3.2 of the Bylaws shall be deleted and restated in its entirety to read as follows:

“NUMBER, TENURE AND QUALIFICATIONS.
(a) The number of directors will be fixed from time to time exclusively by the Board of Directors.

(b) Commencing with the 2009 annual meeting of stockholders (the “2009 Annual Meeting”), directors shall be elected annually for terms of one (1) year. Notwithstanding the foregoing sentence, each director previously elected to a term ending after the 2009 Annual Meeting shall serve out the remainder of such term, but shall thereafter be elected annually for a term of one (1) year.

(c) A director shall hold office until the next succeeding annual meeting of stockholders and until his or her successor shall be duly elected and shall qualify, subject, however, to his or her earlier death, resignation, retirement, disqualification or removal from office.”

Section 3.8 of the Bylaws shall be deleted and restated in its entirety to read as follows:

“Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal or other cause will, unless otherwise provided by law or by resolution of the Board of Directors, be filled only by a majority vote of the directors then in office, though less than a quorum. Any director elected or appointed to fill (i) a newly created directorship resulting from an increase in the authorized number of directors or (ii) a vacancy resulting from death, resignation, retirement, disqualification, removal or other cause, shall serve until the next succeeding annual meeting of stockholders and until his or her successor shall be duly elected and shall qualify. No decrease in the authorized number of directors will shorten the term of any incumbent director.”